FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of February 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding a connected transaction of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on February 13,  2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code:  902)

CONNECTED TRANSACTION
CAPITAL INCREASE IN TIANCHENG LEASING

On 12 February 2018, the Company entered into the Capital Increase Agreement with the existing shareholders of Tiancheng Leasing, pursuant to which the Company and the existing shareholders of Tiancheng Leasing shall subscribe by way of cash for the new registered capital of Tiancheng Leasing pro rata to their respective proportion of shareholding in Tiancheng Leasing. The Company shall pay to Tiancheng Leasing an amount of not more than RMB270 million as the consideration of the Capital Increase, which sum will be funded by the Company’s internal cash resources. Following completion of the Capital Increase, the Company’s proportion of shareholding in Tiancheng Leasing shall remain unchanged at 20%.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 33.33% equity interest in the Company. Huaneng Group also holds a 10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through Hua Neng HK, and a 0.49% indirect equity interest in the Company through Huaneng Finance. Hua Neng HK is the wholly-owned subsidiary of Huaneng Group. Huaneng Group holds a 61.22% equity interest in Huaneng Capital, a direct 49.77% equity interest in Huaneng Renewables, and a 2.62% indirect equity interest in Huaneng Renewables through Huaneng Capital, and a 56% equity interest of Huaneng Lancang River. Huaneng Capital, Huaneng Renewables and Huaneng Lancang River are the controlled subsidiaries of Huaneng Group, whereas Huaneng Renewables HK is the wholly-owned subsidiary of Huaneng Renewables.

Pursuant to the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company. Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables and Huaneng Renewables HK involved in the Capital Increase are all associates of Huaneng Group. Accordingly, the Capital Increase constitutes a connected transaction of the Company.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) exceeds 0.1% but all are less than 5%, the Capital Increase is only subject to the reporting and announcement requirements set out in Chapter 14A of the Hong Kong Listing Rules but is exempt from the independent shareholders’ approval requirements.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND ITS ASSOCIATES

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of this announcement, the Company’s controlled generation capacity is 104,321 MW and the equity based generation capacity is 92,003 MW.

Huaneng Group is principally engaged in the operation and management of enterprises investments; development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Huaneng Group holds a 61.22% equity interest in Huaneng Capital, and business scope of which includes investment and investment management, asset management, asset entrustment management, and consultancy services for investment and management.

Hua Neng HK is a wholly-owned subsidiary of Huaneng Group established in Hong Kong. It is mainly engaged in import, export, and entrepot business in energy and associated industrial equipment and technology; development of energy and other projects to generate revenue by attracting foreign investment and financing; and provision of consultancy services for domestic technological projects in areas including raw materials of energy production.

Huaneng Lancang River, a large valley hydropower company controlled and managed by Huaneng Group. It is mainly engaged in the development, construction, production, operation and product sale of power and other energy resources within and outside of the PRC; investment, consultancy, repair, maintenance and management services for power and other energy resources.

Huaneng Renewables is a subsidiary of Huaneng Group. It is mainly engaged in wind power, urban garbage power generation, solar energy utilization, tidal power generation; the investment, development, production and engineering construction of other new energy project investments; research, development, production, sales, complete integration and transfer of results of construction equipment, materials and technology, and project investment management. The H shares of Huaneng Renewables are listed on the main board of the Stock Exchange.

Huaneng Renewables HK is an overseas wholly-owned subsidiary of Huaneng Renewables established in Hong Kong, focuses on the investment, financing, development, construction, operation and management of power plants and other energy projects in both China and abroad.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 33.33% equity interest in the Company. Huaneng Group also holds a 10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through Hua Neng HK, and a 0.49% indirect equity interest in the Company through Huaneng Finance. Hua Neng HK is the wholly-owned subsidiary of Huaneng Group. Huaneng Group holds a 61.22% equity interest in Huaneng Capital, a direct 49.77% equity interests in Huaneng Renewables, and a 2.62% indirect equity interest in Huaneng Renewables through Huaneng Capital and a 56% equity interest of Huaneng Lancang River. Huaneng Capital, Huaneng Renewables and Huaneng Lancang River are the controlled subsidiaries of Huaneng Group, whereas Huaneng Renewables HK is the wholly-owned subsidiary of Huaneng Renewables.

The relationship between the Company and Huaneng Group and parties to the agreement of the Capital Increase are as follows:

*
Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited which in turn holds a 25% interest in HIPDC. Therefore, Huaneng Group indirectly holds a 25% interest in HIPDC.

#	Huaneng Group holds a 10.23% direct interest in the Company. It also holds 3.11% and 0.49% interest in the Company through Hua Neng HK and Huaneng Finance (its controlling subsidiary), respectively.

**	Numbers in percentage may not add up to a total figure due to rounding.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company and the transactions between the Company and the associates of Huaneng Group (including Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables and Huaneng Renewables HK)

constitute connected transactions of the Company subject to compliance with the disclosure by announcement and (if applicable) obtaining the independent shareholders' approval requirement pursuant to the Hong Kong Listing Rules.

CAPITAL INCREASE AGREEMENT

The Capital Increase was approved at the meeting of the Board of Directors of the Company held on 12 February 2018, and the Company entered into the Capital Increase Agreement with the existing shareholders of Tiancheng Leasing.

Major terms of the Capital Increase Agreement are as follows:

1.	Date

12 February 2018

2.	Parties to the agreement

Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables, the Company, Huaneng Renewables HK and Tiancheng Leasing.

3.	Status of capital increase

The existing shareholders of Tiancheng Leasing, i.e. Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables, the Company and Huaneng Renewables HK shall subscribe for the newly increased registered capital of the Tiancheng Leasing in terms as set out below:

–	Huaneng Capital shall subscribe for the portion of the newly increased registered capital of Tiancheng Leasing in the sum of RMB526.5 million;

–	Hua Neng HK shall subscribe for the portion of the newly increased registered capital of Tiancheng Leasing in the equivalent of RMB283.5 million by US dollars;

–	Huaneng Lancang River shall subscribe for the portion of the newly increased registered capital of Tiancheng Leasing in the sum of RMB135 million;

–	Huaneng Renewables shall subscribe for the portion of the newly increased registered capital of Tiancheng Leasing in the sum of RMB75 million;

–	The Company shall subscribe for the portion of the newly increased registered capital of Tiancheng Leasing in the sum of RMB270 million; and

–	Huaneng Renewables HK shall subscribe for the portion of the newly increased registered capital of Tiancheng Leasing in the equivalent of RMB60 million by US dollars.

4.	Payment of capital contribution

Each party shall pay its share of the capital contribution to the designated account of Tiancheng Leasing by an one-off payment within one month from obtaining the business licence regarding the capital increase.

The Company shall subscribe for the Capital Increase using its internal cash resources. Following completion of the capital increase, the shareholding equity ratio in Tiancheng Leasing shall remain unchanged: the Company holds 20%, Huaneng Capital holds 39%, Hua Neng HK holds 21%, Huaneng Lancang River holds 10%, Huaneng Renewables holds 5.56% and Huaneng Renewables HK holds 4.44%.

INFORMATION ON TIANCHENG LEASING

Tiancheng Leasing was established on 18 April 2014 as a limited liability company. Currently, Tiancheng Leasing has a registered capital of RMB2,700 million and its scope of business is equity financial leasing, financial leasing, purchase of financial leasing assets in the PRC and abroad, salvage treatment and maintenance of financial leasing assets, advisory and guarantee services on financial leasing transactions.

Summary of major financial information of Tiancheng Leasing

Set out below is certain financial information of Tiancheng Leasing as of 31 December 2015 and 31 December 2016 and for nine months ended 30 September 2017, calculated based on the PRC generally accepted accounting principles:

	As of 31 December 2015 (RMB 000’) (audited)	As of 31 December 2016 (RMB 000’) (audited)	For nine months ended 30 September 2017 (RMB 000’) (unaudited)
Operating revenue	534,809.3	860,999.7	743,032.8
Operating profit	205,374.0	272,862.3	283,244.2
Profit before tax	153,990.8	202,846.8	212,240.6
Net profit after deduction of non-recurring items	57,905.7	120,965.6	184,774.6
Total assets	15,617,216.0	20,641,906.8	21,019,749.5
Net assets	2,947,935.1	3,020,781.9	3,103,022.5

REASONS FOR THE CAPITAL INCREASE AND ITS IMPACT ON THE COMPANY

Given the successive expansion in the business scale of Tiancheng Leasing, further capital increase can greatly enhance the business expansion and the external financing capability of Tiancheng Leasing, which is conducive to consolidate its edges in business areas and better cope with market competition. After completion of the Capital Increase, the Company will not consolidate its financial statements with those of Tiancheng Leasing and accordingly the Capital Increase will not have a material impact on the financial status of the Company, nor does it exist circumstances which will affect the interests of the Company and its shareholders.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) exceeds 0.1% but all are less than 5%, the Capital Increase is only subject to the reporting and announcement requirements set out in Chapter 14A of the Hong Kong Listing Rules but is exempt from the independent shareholders’ approval requirements.

The Board of Directors of the Company has approved the resolution regarding the Capital Increase on 12 February 2018. Messrs. Cao Peixi, Liu Guoyue, Fan Xiaxia, Huang Jian and Wang Yongxiang, all being directors of the Company having connected relationship, abstained from voting on the relevant board resolution. The resolution was voted for by Directors who are not connected to the Capital Increase.

The Board of Directors of the Company (including the independent non-executive Directors) is of the view that the Capital Increase Agreement was entered into according to the following principles: (1) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than those available from independent third parties); (2) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company.

DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”, “Board of Directors”	the board of Directors of the Company;

“Capital Increase”
the subscription in an amount of not more than RMB270 million for part of the new registered capital of Tiancheng Leasing by the Company pursuant to the terms and conditions of the Capital Increase Agreement;

“Capital Increase Agreement”
the “Agreement on Capital Increase and Change in Shareholding relating to Huaneng Tiancheng Financial Leasing Co., Ltd.” entered into between the Company, Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables, Huaneng Renewables HK and Tiancheng Leasing Company on 12 February 2018;

“Company”	Huaneng Power International, Inc.;

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Directors”	the directors of the Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Huaneng Capital”	Huaneng Capital Services Company Limited;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;

“Huaneng Group”	China Huaneng Group Co., Ltd.;

“Huaneng Lancang River”	Huaneng Lancang River Hydropower Co., Ltd.;

“Huaneng Renewables”	Huaneng Renewables Corporation Limited;

“Huaneng Renewables HK”	Huaneng Renewables (Hong Kong) Limited;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Tiancheng Leasing Company”	Huaneng Tiancheng Financial Leasing Co., Ltd..

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
13 February 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     February 13, 2018